

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2020

Via E-mail
Cheryl A. Maguire
Chief Financial Officer
LSB Industries, Inc.
3503 NW 63rd Street
Suite 500
Oklahoma City, Oklahoma 73116

Re: LSB Industries, Inc.
Form 10-Q for the quarterly period ended September 30, 2019
Exhibit No. 10.1 - Second Amendment to Ammonia Purchase and Sale Agreement Between Koch Fertilizer, LLC and El Dorado Chemical Company, dated as of September 30, 2019
Filed October 29, 2019
File No. 001-07677

Dear Ms. Maguire:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance